Exhibit 4.5

OPTION AGREEMENT

Made as of the __day of __ __, 2012

BETWEEN:                                           TAT TECHNOLOGIES LTD.

A company incorporated in Israel

With an address at ___________

(hereinafter the “Company”)

on the one part

AND:                                              Name _________________

I.D. No._______________

With an address at ___________

(hereinafter the “Optionee”)

on the other part

WHEREAS
On June 28, 2012, the Company duly adopted and the General Meeting of the Shareholders of the Company approved the 2012 Stock Option Plan, a copy of which is attached as Exhibit A hereto, forming an integral part hereof (the “Plan”); and

WHEREAS
Pursuant to the Plan, the Company wishes to grant the Optionee, pursuant and subject to the provisions of Section 102 of the Income Tax Ordinance (New Version) 1961 (the "ITO") and the regulations promulgated thereunder, including without limitation the Israeli Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 2003 (the "Rules") or such other rules published by the Israeli Income Tax Authorities ("ITA"), options to purchase Ordinary Shares, par value NIS 0.90 per share, of the Company (the "Options");

NOW, THEREFORE, it is agreed as follows:

1.	Preamble and Definitions

1.1.	The preamble to this agreement constitutes an integral part hereof.

1.2.	Unless otherwise defined herein, capitalized terms used herein shall have the meaning ascribed to them in the Plan.

1.3.
Optionee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of the Plan and this Agreement.

1.4.	Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board and/or Committee upon any questions relating to the Plan and this Agreement.

1.5.
Optionee and the Company further agree that the Options are granted under and governed by Section 102(b)(2) and Section 102(b)(3) of the ITO and the Rules promulgated in connection therewith and the Trust Deed, a copy of which is attached as Exhibit C hereto, forming an integral part hereof.

1.6.
Furthermore, by Optionee’s signature below, Optionee agrees that the Options and any underlying Shares will be issued to or controlled by Yardeni- Gelfand Trusts (2000) Ltd (the "Trustee") for the Optionee’s benefit, pursuant to the terms of the ITO, the Rules and the Trust Deed. Optionee confirms that he is familiar with the terms and provisions of Section 102 of the ITO, particularly the Capital Gains Track described in subsections (b)(2) and (b)(3) thereof, and agrees that he will not require the Trustee to release the Options or Shares to him, or to sell the Options or Shares to a third party, during the Required Holding Period, unless permitted to do so by applicable law and unless he bears the full implications of such request.

2.	Grant of Options

2.1.
The Company hereby grants to the Optionee the number of Options as set forth in Exhibit B, each Option exercisable for one Ordinary Share of the Company, upon payment of the Exercise Price as set forth in Exhibit B, subject to the terms and the conditions as set forth in the Plan and as provided herein.

2.2.
The Optionee is aware that the Company intends in the future to issue additional shares and to grant additional options to various entities and individuals, as the Company in its sole discretion shall determine.

3.	Option Term and Conditions of Exercise

3.1.
The Options may be exercised by the Optionee prior to the Expiration Date (as as set forth in Exhibit B) to the extent that the Options become vested and exercisable in accordance with Section 3 of Exhibit B hereto, and provided that, the Optionee is an employee or an office holder of the Company or any of its Affiliates, at all times during the period beginning with the Date of Grant and ending upon the date of exercise and subject to the termination provisions detailed in subsection (h) through (k) in section 6.3 of the Plan.

3.2.
Options may be exercised only to purchase whole Shares, and in no case may a fraction of a Share be purchased. If any fractional Share would be deliverable upon exercise, such fraction shall be rounded up one-half or less, or otherwise rounded down, to the nearest whole number.

3.3.
Detrimental Activity. For purposes of this Agreement, Detrimental Activity shall have the meaning set forth in the Plan. In the event that the Optionee engages in Detrimental Activity prior to any exercise of Options, such Options shall thereupon terminate and expire. As a condition of the exercise of Options, the Optionee shall be required to certify (or shall be deemed to have certified) at the time of exercise in a manner acceptable to the Company that he is in compliance with the terms and conditions of the Plan and that the Optionee has not engaged in, and does not intend to engage in, any Detrimental Activity. In the event the Optionee engages in Detrimental Activity during the one year period commencing on the later of the date the Options are exercised or become vested, the Company shall be entitled to recover from the Optionee at any time within one year after such exercise or vesting, and the Optionee shall pay over to the Company, an amount equal to any gain realized as a result of the exercise (whether at the time of exercise or thereafter).

3.4.
In the event the Company terminates the employment of the Optionee other than for Cause during the period commencing on the date of the closing of a KMN Sale (as hereinafter defined) and terminating on the 183rd day following the date of such closing, then all unvested Options shall automatically be deemed vested and may be exercised by the Optionee during the 30-day period following the date of termination of employment.  For purposes of this Agreement, the term “KMN Sale” shall mean the direct or indirect sale or transfer by one or more KMN Persons to a non-affiliated third party of Ordinary Shares representing at least a majority of the Company’s then outstanding Ordinary Shares.  The provisions of this Section 3.4 shall not apply if the KMN Sale results from a transaction qualifying as an Acquisition Event.

4.	Vesting; Exercise Period

4.1.	Subject to the provisions of the Plan, Options shall vest and become exercisable according to the Vesting Dates set forth in Exhibit B hereto.

4.2.
As per the rules of the TASE, due to transition to clearing on T+ 1 in shares and convertible securities, no conversion of options shall take place on the effective date to distribution of bonus shares, offering by way of rights, distribution of dividends, capital consolidation, capital split or reduction of capital (each of the above- "Company Event"). Additionally, if the ex day of the Company Event shall occur prior to the effective date of the Company Event, no conversion of options shall take place on the ex day as aforesaid.

4.3.	At the expiration of the Exercise Period, all unexercised Options shall become null and void.

5.	Exercise of Options

5.1.	Options may be exercised in accordance with the provisions of Section 6.3(f) of the Plan.

5.2.
In order for the Company to issue Shares upon the exercise of any of the Options, the Optionee hereby agrees to sign any and all documents required by any applicable law and/or by the Company's Articles of Association.

5.3.
The Company shall not be obligated to issue any Shares upon the exercise of Options if such issuance, in the opinion of the Company, might constitute a violation by the Company of any provision of law.

6.	Trust

6.1.
The Options granted hereunder are intended to be subject to the capital gains track of section 102 of the ITO. As such, the Options and any Shares issued thereunder shall be held or controlled by the Trustee for the benefit of the Optionee, until the Optionee chooses to sell them or release them from such holding or control of the Trustee. The Optionee shall be able, at any time, to request the sale of the Shares or the release of the Shares from the holding or control of the Trustee, subject to the terms of the Plan, this Agreement and any applicable law.

6.2.
Without derogating from the aforementioned, if the Shares are sold or released from the holding or control of the Trustee before the lapse of the period of time required under Section 102 of the ITO or any other period of time determined by the ITA (the “Holding Period”), the sanctions under Section 102 shall apply to and be borne by the Optionee. The Shares shall not be sold or released from the holding or control of the Trustee unless the Company and the Trustee are satisfied that the full amount of income tax or other tax-related withholding due have been paid or will be paid in relation thereto.

6.3.
In the event that stock dividends or rights to purchase additional shares (collectively, the “Additional Shares”) are issued in respect of the Options or underlying Shares, or as a result of an adjustment made pursuant the Plan, such Additional Shares shall be held or controlled by the Trustee for the benefit of the Participant and shall be ruled by the same tax terms that apply to the respective Shares.

7.	Taxes; Indemnification

7.1.
Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee hereby agrees to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

7.2.
The Optionee will not be entitled to receive from the Company and/or the Trustee any Shares allocated or issued upon the exercise of Options prior to the full payments of the Optionee’s tax liabilities arising from Options which were granted to him and/or Shares issued upon the exercise of Options.

7.3.
The Optionee acknowledges that the Company and/or the Trustee (a) makes no representations or undertakings regarding the tax treatment with any aspect of the Options, including the grant, vesting, or exercise of the Options, the subsequent sale of Shares acquired under the Plan and the receipt of dividends, if any; and (b) does not commit to and is under no obligation to structure the terms of the Options or any aspect of the Options to reduce or eliminate Optionee’s tax liability, or achieve any particular tax result. Further, if Optionee has become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable event, Optionee acknowledges that the Company and/or the Trustee may be required to withhold tax in more than one jurisdiction.

7.4.
The receipt of the Options and the acquisition of the Shares to be issued upon the exercise of the Options may result in tax consequences. THE OPTIONEE IS ADVISED TO CONSULT A TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THE OPTIONS OR DISPOSING OF THE SHARES.

8.	Miscellaneous

8.1.
No Guarantee of Continued Service. Neither this Agreement nor the grant of any Options shall give the Optionee any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall they be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate his or her employment, consultancy or directorship at any time.

8.2.
Plan Governs. This Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Agreement and one or more provisions of the Plan (excluding section 3.4 above), the provisions of the Plan will govern.

8.3.
Entire Agreement. Subject to the provisions of the Plan, to which this Agreement is subject, this Agreement, together with the exhibits hereto, constitute the entire agreement between the Optionee and the Company with respect to Options granted hereunder, and supersedes all prior agreements, understandings and arrangements, oral or written, between the Optionee and the Company with respect to the subject matter hereof.

8.4.
Failure to Enforce - Not a Waiver. The failure of any party to enforce at any time any provisions of this Agreement or the Plan shall in no way be construed to be a waiver of such provision or of any other provision hereof.

8.5.	Binding Effect. The Plan and this Agreement shall be binding upon the heirs, executors, administrators and successors of the parties hereof.

8.6.
Governing Law. This Agreement and actions taken in connection herewith shall be governed and construed in accordance with the laws of Israel (regardless of the law that might otherwise govern under applicable Israeli principles of conflict of laws).

8.7.
Notices. All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered mail or delivered by email or facsimile with written confirmation of receipt to the Optionee and/or to the Company at the addresses shown on the letterhead above, or at such other place as the Company may designate by written notice to the Optionee. The Optionee is responsible for notifying the Company in writing of any change in the Optionee’s address, and the Company shall be deemed to have complied with any obligation to provide the Optionee with notice by sending such notice to the address indicated below.

IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.

__________________________________	_______________________

TAT TECHNOLOGIES LTD

Attachments:

Exhibit A	TAT TECHNOLOGIES LTD 2012 STOCK OPTION PLAN

Exhibit B:	Terms of the Option

Exhibit C:	Trust Deed

EXHIBIT B

TERMS OF THE OPTION

Name of the Optionee:
Date of Grant:
Designation:	• ☒ Approved 102 Option: Capital Gain Option (CGO) ☒ ;or Ordinary Income Option (OIO) ƒ • ƒ Unapproved 102 Option • ƒ 3(i) Option
1. Number of Options granted:
2. Exercise Price:	$6.5
3. Vesting:

The following Options shall only be exercisable if they have vested as provided below.

Number of Options	Vesting Date
28/6/2013
28/6/2014
28/6/2015

The following Options shall only be exercisable if (i) they have vested as provided below and (ii) the performance hurdle set forth below has been achieved.

Number of Options	Vesting Date
28/6/2013
28/6/2014
28/6/2015

Vesting Performance

Achievement by the Company of Adjusted Shareholders Equity of $95 Million or greater according to the Company's consolidated balance sheets (the "Threshold").

The "Adjusted Shareholder's Equity" shall be calculated based on the "Total TAT Technologies shareholder's equity" as appears in the Company's consolidated balance sheets, whether audited or unaudited during a period of 4 years from the Board of Director's date of approval of the Plan (i.e., the last Balance Sheets to examine achievement of the Threshold shall be for the period ended at 31/3/2016) excluding: profit (or neutralizing losses, as the case may be) as a result of special operations, such as capital gains, dividend distribution, sale of fixed assets, realization of holdings, public or private offering, capital raising, termination of business, impairment of investment and/or intangible assets and any issue which will be included in the "other income (expenses)" section in the profit and loss report which is part of the financial statements of the company etc and all excluding influence of switching accounting policy to IFRS (if applicable).

4. Expiration Date (subject to the early termination provisions set forth in sub section (h) through (k) in section 6.3 of the Plan): 28/6/2016.

___________________ Optionee	___________________ Company